Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

March 31, 2023

VIA EDGAR

Patrick Fullem

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Ispire Technology Inc..
Registration Statement on Form S-1
Filed January 31, 2023, as amended
File No. 333-269470

Dear Mr. Fullem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ispire Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on April 3, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Tuanfang Liu
Tuanfang Liu
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP